SE

18005225

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-68487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karmon Avenue - 16th Floor
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

23501 Jamboree Road, Suite 540	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw DM

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMO NOTARY EXPIRES GEORGIA February 18, 2021 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT CAPITAL MARKETS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascendiant Capital Markets, LLC

We have audited the accompanying financial statements of Ascendiant Capital Markets, LLC (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

ASCENDIANT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

ASSETS:		
Cash	$	201,074
Due from clearing broker		1,318,635
Securities owned, at fair value		209,910
Deposit with clearing broker		100,000
Prepaid assets		23,149
Accounts receivable		6,431
Fixed Assets (net of deprec.)		595
Total assets		**$ 1,859,794**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions and salaries payable		1,043,988
Due to clearing broker		295,829
Accounts payable and accrued expenses	$	159,975
Securities sold, not yet purchased, at fair value		97,364
Other liabilities		54,265
Total liabilities		**1,651,421**
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Note 2)		208,373
Total liabilities and member's equity		**$ 1,859,794**

The accompanying notes are an integral part of these audited financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Valuation *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities for active markets and Level 2 securities for thinly traded markets.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records the profit or loss on proprietary transactions, commission revenue and related expenses on a settlement date basis. Investment banking fees earned from providing merger and acquisition and other advisory services to clients are recognized at the time of successful consummation of that transaction. Recurring investment banking retainer fees and due diligence fees are recognized over the period of the engagement. Interest and dividend income are recognized in the period earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2017.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent's members report these on their individual income tax returns. There is no entity level tax for the Company for federal income tax purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on total revenue from all sources reportable to the state.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense and penalties have been recognized as of and for the year ended December 31, 2017.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $137,592 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 9.77 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing and Administrative Services Agreement ("Agreement") with an affiliated company. Under the Agreement the Company paid to the related entity or on its behalf $96,000 for rent. All amounts due to the affiliated company had been paid as of December 31, 2017. On a recurring basis, the Company makes distributions to its Parent based on the Company's earnings.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2017
Securities owned:				
Common stock, including exchange traded funds	$ 209,910	$ -	$ -	$ 209,910
Securities sold, not yet purchased:				
Common stock, including exchange traded funds	$ 97,364	$ -	$ -	$ 97,364

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2017.

ASCENDIANT CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2017.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including due from broker, deposit with clearing broker, receivables, other assets, accounts payable and accrued expenses, commissions and salaries payable and due to clearing broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

The Company also maintains its cash balances in a financial institution, which at times may exceed federally insured limits. As of December 31, 2017, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

ASCENDIANT CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1 AS OF DECEMBER 31, 2017

CREDIT:		
Member's equity		$ 208,373
DEBITS:		
Nonallowable assets		
Other receivables		29,580
Fixed assets (net of deprec.)		595
Total debits		30,175
Net capital before haircuts		178,198
Haircuts on securities		40,606
NET CAPITAL		**137,592**
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,344,146, $100,000 or market maker requirements of $59,500 whichever is greater		100,000
Excess net capital		**$ 37,592**
AGGREGATE INDEBTEDNESS:		
Commissions and salaries payable		1,043,988
Due to clearing broker		295,828
Accounts payable and accrued expenses	$	159,975
Other liabilities		54,265
Less: Liabilities adequately secured by assets		(209,910)
Total aggregate indebtedness		**$ 1,344,146**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**9.77 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2017.

ASCENDIANT CAPITAL MARKETS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2017

ASCENDIANT CAPITAL MARKETS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2017 through December 31, 2017 without exception.

ASCENDIANT CAPITAL MARKETS, LLC

I, Michael O. Brown, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael O. Brown
CFO & Financial & Operations Manager

February 27, 2018
(Date)